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Writer’s Direct Voice: (805) 879-1813 Writer’s Direct Fax: (805) 879-1872 thopkins@sheppardmullin.com

VIA EDGAR AND OVERNIGHT DELIVERY

June 28, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, DC 20549-3628

Attention:                                         Larry Spirgel, Assistant Director

Kathleen Krebs, Special Counsel

Scott Hodgdon, Attorney-Advisor

Re:                               RealD Inc.
Registration Statement on Form S-1
Filed on April 9, 2010, as amended May 10, 2010, May 26, 2010 and June 28, 2010
File No. 333-165988

Dear Mr. Spirgel, Ms. Krebs and Mr. Hodgdon:

On behalf of our client, RealD Inc. (the “Company”), we enclose for filing under the Securities Act of 1933, as amended, Amendment No. 3 to the above-referenced registration statement (the “Registration Statement”) together with exhibits thereto, relating to the Company’s initial public offering of common stock (the “Offering”).

Amendment No. 3 to the Registration Statement (“Amendment No. 3”) contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) in the Staff’s comment letter dated June 1, 2010.  Set forth below are the Company’s responses to the Staff’s comments.  The numbers of the responses and headings set forth below correspond to the numbered comments and headings on the letter from the Staff.  For convenience, the text of the Staff’s comments appears in italics in each item below.

Concurrently with the transmission of this correspondence via EDGAR, we are providing the Staff hard copies of this letter and marked copies of Amendment No. 3.

In addition, with respect to updated statistical and third-party industry data in Amendment No. 3, as requested by the Staff in prior comment 4 of the Staff’s letter dated May 6, 2010, we have identified and supplementally provided under separate cover copies of the following studies and publications:

•                  Amendment No. 3, page 84, “Thirty-three 3D motion pictures are currently slated for release by the major motion picture studios in 2011…” and pages 3, 39 and 80, “Based on the slate announcements by motion picture studios, we anticipate that…33 3D motion pictures will be released worldwide in 2011.”

Sources:

•                  Data from Rentrak Corporation as further calculated by the Company.  Available to industry participants only, and with a fee.

•                  Information regarding Buck Rogers, IndieMoviesOnline.com.  Retrieved on June 26, 2010 from http://www.indiemoviesonline.com/news/paul-ws-anderson-to-set-up-buck-rogers-space-expeditions-250310.  Publicly-available without a fee.

•                  Information regarding Popeye, FamilyVideo.com.  Retrieved on June 26, 2010 from http://www.familyvideo.com/entertainment-news/article/19685486/popeye-will-return-to-the-big-screen-in-2011.  Publicly-available without a fee.

•                  Information regarding The Ring 3, MovieNewz.  Retrieved on June 26, 2010 from http://www.movienewz.com/ring-3d/.  Publicly-available without a fee.

•                  Information regarding Three Musketeers, ComingSoon.net.  Retrieved on June 26, 2010 from http://www.comingsoon.net/news/movienews.php?id=65998.  Publicly-available without a fee.

•                  Information regarding Zombieland 2, MovieFone.  Retrieved on June 26, 2010 from http://www.moviefone.com/movie/zombieland-2-3d/10022593/main.  Publicly-available without a fee.

•                  Information regarding Fright Night, Shock Til You Drop.  Retrieved on June 26, 2010 from http://shocktillyoudrop.com/news/topnews.php?id=15594.  Publicly-available without a fee.

•                  Amendment No. 3, page 80, “According to Screen Digest, the approximate total number of theater screens worldwide will increase to 150,000 by 2010, 150,000 by 2011, 151,000 by 2012 and 152,000 by 2013, while the approximate number of theater screens that have been converted to digital will increase to 25,000 by 2010, 34,000 by 2011, 43,000 by 2012 and 56,000 by 2013. Screen Digest further expects the approximate number of digital screens that are 3D-enabled to represent a large portion of their digital growth, increasing to 14,000 by 2010, 17,000 by 2011, 19,000 by 2012 and 20,000 by 2013.”

Source:  Data from Screen Digest as further calculated by the Company.  Publicly-available with a fee.

•                  Amendment No. 3, page 80, “According to Screen Digest, total worldwide motion picture box office is expected to be approximately $32 billion in 2010, with 3D motion picture box office representing approximately 17%.”

Source:  Data from Screen Digest as further calculated by the Company.  Publicly-available with a fee.

Forward stock split, page 4

1.                                       We note that the forward stock split is effective prior to the closing of the offering and it will be reflected retroactively in the registration statement.  After we review the forward stock split, we may have further comments.

Response:  In response to the Staff’s comment, the Company has revised the disclosure.  Please see pages 4, 6, 8, 36 and F-8 of Amendment No. 3.

Inventories, page 66

Note 2. Inventories and deferred costs-eyewear, page F-12

2.                                       We note that the estimated usage period is upon delivery.  Please tell us in detail how the level of admission for 3D motion pictures supported this usage period.  In addition, clarify in the first bullet that no expense is recognized between the time of shipment and until the delivery is made.

Response:  In response to the Staff’s comment, the Company supplementally advises the Staff that the level of unused RealD eyewear on hand with motion picture exhibitors was insignificant as of March 26, 2010, the end of the Company’s fiscal 2010. Therefore, the amount of deferred costs-eyewear that was recorded on the Company’s balance sheet was limited to RealD eyewear that was in transit at the end of fiscal 2010. The following discusses the business events that lead to this estimate as of March 26, 2010.

During the fourth quarter of fiscal 2010, the motion picture exhibitor industry experienced unprecedented attendance at 3D motion pictures, resulting in a significant increase in the consumption of RealD eyewear.  Avatar (released at the end of December 2009) became the highest grossing motion picture of all time.  Subsequently, Alice in Wonderland reached nearly $1 billion in total box office worldwide, surpassing the Company’s internal forecasts. These motion pictures continued to play through the Company’s fiscal year end March 26, 2010.  As a result of the success of these 3D motion pictures and unexpectedly high attendance levels, the Company realized significant demand for its eyewear.  The historical box office and the unprecedented demand for RealD eyewear resulted in a significant level of RealD revenue during the fourth quarter of fiscal 2010, which is directly attributable to admissions as more fully discussed in the Company’s revenue recognition policy.

For the fourth quarter of fiscal 2010, royalty revenue and RealD eyewear revenue significantly exceeded internal forecasts.  The Company did not forecast the increased level of demand for RealD eyewear and believes that the motion picture exhibitors did not as well, causing the Company to experience shortages of RealD eyewear.  If motion picture exhibitors were not able to play 3D motion pictures due to the shortage of RealD eyewear and could only display the motion picture in 2D, then RealD risked loss of revenues from both RealD eyewear and fees paid for the lease of its cinema systems.  In order to prevent lost revenue, the Company decided to air ship RealD eyewear in order to expedite delivery.

During and at the end of March 2010, the Company was not able to maintain significant quantities of RealD eyewear in its distribution centers nor did the Company believe that the motion picture exhibitors were able to maintain adequate levels of unused RealD eyewear as admission levels and therefore consumption was at an unanticipated rate.  In addition, as the Company’s installed base continued to grow during fiscal 2010, the Company was required to spread the available RealD eyewear across additional motion picture exhibitors and locations, thereby creating a lack of concentration at any single motion picture exhibitor.  As soon as the eyewear arrived at the distribution center, the RealD eyewear was immediately air shipped from the distribution center to the motion picture exhibitor via overnight airmail.  According to communications with motion picture exhibitors, as each pair of RealD eyewear arrived at a motion picture exhibitor’s location, the RealD eyewear was promptly consumed. This situation continued past the Company’s fiscal year end

March 26, 2010, as both Avatar and Alice in Wonderland continued to play past March 26, 2010.  Furthermore, How To Train Your Dragon was released on March 26, 2010, further contributing to the shortages as three 3D motion pictures using RealD cinema systems together with the Company’s RealD eyewear were playing simultaneously.

As a result of RealD 3D motion picture admissions, RealD eyewear shortages and multiple RealD eyewear air shipments, the Company estimated its expense period to properly reflect this estimated immediate consumption and match such costs to the related revenue to which it contributed.  Therefore, as of March 26, 2010, the Company estimated that there are insignificant levels of unconsumed RealD eyewear at the motion picture exhibitor’s location and as a result, the expense period is estimated to be very short (i.e., less than two days), which approximates time of delivery.  The Company believes this estimate is appropriate given the facts and circumstances experienced at the end of fiscal 2010 and more fully discussed above.  Accordingly, the only deferred costs-eyewear reflected on the balance sheet at March 26, 2010 relates to the RealD eyewear that was in transit to motion picture exhibitor locations at that point in time.

Additionally, in response to the Staff’s comment, the Company has revised the first bullet on pages 67 and F-12 to clarify that no expense is recognized between the time of shipment and until the delivery is made.  Please see pages 67-8, F-12 and F-13 of Amendment No. 3.

Item 16. Exhibits and financial statement schedules, page 11-3

3.                                       We note that you have filed a number of agreements as exhibits to your registration statements that do not include conformed signatures.  Examples include the agreements filed as Exhibits 10.27, 10.28, 10.29, 10.30, 10.35 and 10.36.  Please re-file the fully executed versions of these agreements.

Response:  In response to the Staff’s comment, the Company has re-filed with Amendment No. 3 Exhibits 10.9, 10.10, 10.27, 10.28, 10.29, 10.30, 10.35 and 10.36 to reflect that they were fully executed.

*   *   *

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (805) 879-1813 or to Louis Lehot at (650) 815-2640. Comments may also be sent via facsimile to (805) 879-1872.

Very truly yours,

/s/ C. Thomas Hopkins
C. Thomas Hopkins

for SHEPPARD, MULLIN, RICHTER & HAMPTON LLP

W02-WEST:4MEM1\402675272.3

Enclosures

cc:                                 Michael V. Lewis, RealD Inc.

Andrew A. Skarupa, RealD Inc.

Craig Gatarz, Esq., RealD Inc.

Linda Michaelson, Esq., Sheppard, Mullin, Richter & Hampton LLP

Louis P.A. Lehot, Esq., Sheppard, Mullin, Richter & Hampton LLP

Steven B. Stokdyk, Esq., Latham & Watkins LLP